EARLY WARNING REPORT UNDER
THE ALTERNATIVE MONTHLY REPORTING SYSTEM
OF NATIONAL INSTRUMENT 62-103

1.	Name and address of the eligible institutional investor:

U.S. Global Investors, Inc. (“USGI”)
7900 Callaghan Road
San Antonio, TX 78229

2.	Name of the reporting issuer:

Klondex Mines Ltd. (“Issuer”)

3.	Period for which the report is filed:

Period ended January 31, 2014

4.

Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:

This is an initial report filed by USGI for the purpose of reporting that USGI’s beneficial ownership of the Issuer is now more than 10% (at 14.64%).

5.

Designation and number or principal amount of securities and the eligible institutional investor’s security holding percentage in the class of securities at the end of the month for which the report is made:

USGI exercises control or direction over 11,606,500 common shares of the Issuer (collectively, the “Securities”), representing approximately 14.64% of the issued and outstanding common shares of the Issuer.

6.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:

(i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

USGI exercises control or direction over all of the Securities referred to in paragraph 5 in its capacity as investment adviser over funds or accounts referred to in paragraph 9.

7.

Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Securities of the Issuer were acquired in the ordinary course of business for investment purposes only. USGI may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over common shares or other securities of the Issuer, through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

8.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None

9.	Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

U. S. Global Investors World Precious Minerals Fund
U. S. Global Investors Gold and Precious Metals Fund
U. S. Global Investors Global Resources Fund

10.	If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:

N/A

11.	Eligibility to file reports under the alternative monthly reporting system:

This report is issued, and USGI is eligible to file, pursuant to the alternative monthly reporting system described in National Instrument 62-103 with respect to Early Warning Reporting.

12.	Declaration:

The filing of this report is not an admission that any entity named in this report owns any securities.

DATED this 10th day of February, 2014.

U.S. GLOBAL INVESTORS, INC.

Per:	(signed) “Susan McGee”
Name:	Susan McGee
Title:	President & General Counsel
Authorized Signing Officer